

November 12, 2014

Via E-mail
Jason Grenfell-Gardner
Chief Executive Officer
IGI Laboratories, Inc.
105 Lincoln Ave.
Buena, NJ 08310

> **Re:** **IGI Laboratories, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-08568**

Dear Mr. Grenfell-Gardner:

We have reviewed your response letter dated October 9, 2014 and have the following comments. Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K filed March 31, 2014

Business
Recent Developments, page 4

1. We note your responses to our prior comments 1-3.

   - With respect to your license, development, supply and marketing agreement with the unidentified pharmaceutical company described on page 4 of your Form 10-K, you must identify this counterparty in your disclosure, notwithstanding that you may not be required to file the agreement as an exhibit under Item 601(b)(10) of Regulation S-K. If disclosure of your entry into the agreement is material to investors, then it follows that the name of the party to this agreement is also material. Otherwise, the disclosure is not sufficiently meaningful to investors. Accordingly, please revise your annual report to identify the party in question.

   - With respect to each your agreements with the unidentified pharmaceutical company, Medimetriks and Juventio, please provide us with your legal analysis explaining why:

o you are not "substantially dependent" on the agreement pursuant to Item
   601(b)(10)(ii)(B) of Regulation S-K.

o disclosure of the significant contractual terms of the agreement is not material
   to investors.

   You may contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623
or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director